UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For February 16, 2004



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated February 16, 2004  -  Holding(s) in Company





                              SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

BUNZL PLC

2. Name of shareholder having a major interest

SCOTTISH WIDOWS INVESTMENT PARTNERSHIP LTD

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SCOTISH WIDOWS INVESTMENT PARTNERSHIP LTD ON BEHALF OF LLOYDS TSB GROUP PLC, LLOYDS TSB BANK PLC AND SCOTTISH WIDOWS GROUP LTD

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

REGISTER HOLDER                               AMOUNT
STATE STREET NOMINEES LTD A/C XBY2         2,346,503
STATE STREET NOMINEES LTD A/C XBY3           118,906
STATE STREET NOMINEES LTD A/C W36A           324,448
STATE STREET NOMINEES LTD A/C W32L           685,796
STATE STREET NOMINEES LTD A/C W3L2            56,788
STATE STREET NOMINEES LTD A/C W33H         2,118,207
STATE STREET NOMINEES LTD A/C XBJ2         2,393,464
STATE STREET NOMINEES LTD A/C XBK2           447,200
STATE STREET NOMINEES LTD A/C W3J3         1,194,259
STATE STREET NOMINEES LTD A/C W3I8            51,996
STATE STREET NOMINEES LTD A/C XBP7           238,074
STATE STREET NOMINEES LTD A/C XBY4         1,266,294
STATE STREET NOMINEES LTD A/C W39Q            46,947
STATE STREET NOMINEES LTD A/C XBY5            37,430
STATE STREET NOMINEES LTD A/C W32Z            68,200
STATE STREET NOMINEES LTD A/C W39N           287,843
STATE STREET NOMINEES LTD A/C W36U           958,590
STATE STREET NOMINEES LTD A/C XBK6         1,097,166
STATE STREET NOMINEES LTD A/C XBS8            11,912
STATE STREET NOMINEES LTD A/C W39F         4,100,199
STATE STREET NOMINEES LTD A/C W39J            59,900
                                         ___________
                                          17,910,122
                                         ===========

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

695,582 SINCE LAST NOTIFICATION

8. Percentage of issued class

0.155%

9. Class of security

ORDINARY SHARES OF 25P

10. Date of transaction

12 FEBRUARY 2004

11. Date company informed

16 FEBRUARY 2004

12. Total holding following this notification

17,910,122

13. Total percentage holding of issued class following this notification

3.994%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

MISS A MARTIN, 020-7495-4950

16. Name and signature of authorised company official responsible for making this notification

P N HUSSEY, COMPANY SECRETARY

Date of notification

16 FEBRUARY 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  February 16, 2004                By:__/s/ Anthony Habgood__

                                              Title:   Chairman